UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-184193.

Exhibit 99.1: English Translation of Articles of Association of Deutsche Bank AG in conformity with the resolution of the Supervisory Board on May 22, 2013 and the resolutions of the General Meeting on May 23, 2013 (also incorporated as Exhibit 4.17 into Registration Statement No. 333-184193 of Deutsche Bank AG).

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: December 5, 2013

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Deputy General Counsel Germany, Central & Eastern Europe

	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Associate General Counsel

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